August 29, 2024

George Athanasiadis
Chief Executive Officer
Eco Bright Future, Inc.
World Trade Center El Salvador
Calle El Mirador, 87 Ave Norte
San Salvador, El Salvador

       Re: Eco Bright Future, Inc.
           Amendment No. 3 to Registration Statement on Form 10
           Filed August 9, 2024
           Form 10-Q for the Fiscal Quarter Ended June 30, 2024
           Filed August 13, 2024
           File No. 000-56658
Dear George Athanasiadis:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10
General

1. We note your revised disclosure in response to prior comment 1. Please revise to include a more detailed description of your process for determining whether your products are
       "securities" within the meaning of Section 2(a)(1) of the Securities Act. Also, please expand your risk factor on page 7 to have a more fulsome discussion of the risks and limitations of your review process to determine whether the crypto assets and crypto asset-related services and products you intend to offer are
securities    within the meaning
       of Section 2(a)(1). In this regard, we note your response that you believe that "[y]our
       Tokenization process and current plans for exchanging digital assets do not currently meet the Howey Test as the current items planned to be tokenized are commodities."
 August 29, 2024
Page 2

       Please be advised that because an underlying asset is a commodity does not mean that the crypto asset itself is not part of an investment contract.
2. We note your revised disclosure in response to prior comment 3. Please revise your registration statement to expressly define the term "tokenization" as it is used in the registration statement.
3. We note your response to prior comments 4 and 11. Please revise your registration statement to disclose the details and development status of the platforms and services that you plan to offer in the UAE, El Salvador, Thailand, Indonesia and Guatemala, including a detailed timeline of the remaining steps in the development of the platforms and services, the estimated costs of each step and the sources of funding for each of these steps. In this regard, we note your disclosure on page 2 that "[t]here are no current contracts in place other than El Salvador." Please revise to disclose the material terms of your agreements in El Salvador and identify the parties to the agreements. Also, please clarify what you mean on page 2 by "back end programming," and please describe the
       "integrations" that you are currently programming or plan to program for the products and services offered in each jurisdiction. In addition, please describe the application for licensing in the UAE, Thailand and El Salvador, including an estimate of the time it will take you to obtain the necessary licenses to operate in the UAE, Thailand and El Salvador, and disclose when you plan to obtain licenses for operations in Indonesia and Guatemala.
4. Refer to your response to comment 11. Please add a section that describes the laws and regulations that have or will have a material impact on your business in El Salvador,
       Thailand, Indonesia, Guatemala, the UAE, Tunisia and any other jurisdictions material to your business or business plans, including a detailed description of the approvals and licensing requirements for each.
Business
Present Operations, page 2

5. We note your response to prior comment 5. Please revise your disclosure here or on page
       9 to describe the "open source platform and developer infrastructure" that you plan to release and how you intend to earn revenues from the "open source platform and developer infrastructure."
6. We note your response to prior comment 6 and your description of the status and mechanics of the sugar exchange in your August 9, 2024 correspondence. Please revise your registration statement to include the details you provided to us and explain how your sugar exchange integrates with the DMCC Tradeflow. Additionally, please include disclosure regarding (i) the mechanics of how the tokens are exchanged on your blockchain and platform, (ii) a description of the information provided on your platform,
       (iii) a detailed description of the tokenized Sugar Warrants that addresses the risks and characteristics of the Sugar Warrants and the rights of the Sugar Warrant holders, and (iv)
       your ongoing role in the operation of the sugar exchange platform. In addition, your June
       18, 2024 correspondence states that you "issued a Digital Sugar Warrant for the same volume secured by a paper warrant." Please tell us what you mean by this statement.
7. We note your response and revised disclosure related to prior comment 7. Please revise your registration statement to include the information you provided to us in your August
       9, 2024 correspondence and further disclose how the universa blockchain operates,
 August 29, 2024
Page 3

       whether the universa blockchain is publicly accessible, and the specific blockchain applications that you provide to the Tunisian government. Also disclose whether this is the same blockchain that you intend to use for all of your planned projects, including those already developed or currently in development. Further, please disclose the material terms of your agreement with the Tunisian government.
8. Refer to your response to prior comment 8. Please revise to describe in detail your growth strategy for different amounts that you may raise in offerings of your securities. For example, describe your growth strategy if you raise less than $5,000,000, $5,000,000 or
       12,500,000.
9. We note your response to prior comment 9. Please revise here or on page 9 to clarify what you mean by your disclosure that the tools include code that will allow integration to
       "other" wallets and "other" blockchains by disclosing whether you are referring to third-
       party wallets and third-party blockchains. In addition, (i) disclose whether the tools you describe on page 9 are in development or are have already been developed; (ii) include an overview of the functions of these tools; and (iii) identify the "end users" that can use your "digital infrastructure" on page 3. Additionally, please clarify whether you have developed or intend to develop crypto asset wallet software that enables an "end user" to receive and exchange the crypto assets that you or your clients mint as well as other types of crypto assets. Also clarify what you mean by "wallet activities."
10. We note your response to prior comment 10 and your disclosure related to your tokenization process. Please revise your registration statement to include the information you provided to us in your August 9, 2024 correspondence regarding the gold tokens you plan to create in the UAE. In addition, please disclose the material terms of the custody agreement with the DMCC, disclose the mechanics of how the tokens representing the gold will be transferred, the rights of the holders of the tokens, the degree to which the insurance will protect the underlying assets of the tokens and the AML/KYC procedures of SumSub and whether you intend to use SumSub for all of your AML/KYC procedures.
       Additionally, please disclose (i) whether you provide wallets for such tokens or whether the tokens may be stored in third-party wallets,(ii) an estimated timeline for the development of this product, (iii) an estimate of the costs associated with the development of this product, including the sources of capital, and (iv) a description of the licenses and approvals you will need to obtain in order to offer this product in the UAE. We also note your disclosure that you plan to offer similar "Real-World Assets" tokenization in El
       Salvador, Thailand and other jurisdictions. Please disclose the assets you currently intend to offer such services for in each of the jurisdictions you intend to operate.
11. We note your response to prior comment 12 and the revisions to your registration statement related to your KYC and AML protocols. Please revise your registration statement to provide greater detail on the systems and procedures that your KYC service provider employs. Additionally, please include a risk factor that discusses the material risks you face from such unauthorized or impermissible customer access to your products and services. In addition, we note your disclosure on page 9 that "[i]t is currently planned to not accept clients from certain jurisdictions," that "[t]hese jurisdictions include the
       United States of America and European Union countries" and that "[t]he KYC process will not allow individuals with passports from these jurisdictions to use [y]our services."
       Please revise your disclosure to clarify what you mean by "clients." For example, are you
 August 29, 2024
Page 4

       referring to the "large corporate and government customers" for whom you intend to create infrastructure solutions or are you referring to individuals who may wish to utilize your platform or purchase your crypto assets. Finally, please expand your disclosure to clarify how you will restrict U.S. persons given that you are "building an open source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real-World Assets (RWA) tokenization.
12. We note your response to prior comment 13 directing us to the "Present Operations"
       section. There, you state that the company "is also involved in digital asset tokenisation and digital asset trading." Please revise your registration statement to clarify that you do not engage in crypto asset trading activities for your own account and that you do not own crypto assets.
13. We note your response to prior comment 14. Please revise your registration statement to
       (i) disclose the material terms of your agreement with El Salvador, Tunisia and any other material executed agreements and (ii) explain the types of agreements you intend to execute with other governments or companies related to the services and products you intend to provide.
14. Refer to your response to prior comment 15. We note that you are currently acting as a consultant to TOPNET in Tunisia and your statement in your June 18,
2024
       correspondence that you plan to provide consulting services for large industrial corporations and government agencies on the ways product tokenization and digitalization of the trading process can be properly implemented. Please revise your disclosure to describe the consulting services you currently offer and plan to offer. In this regard, we note your description in your August 9, 2024 correspondence.
15. We note your response to prior comment 16 and your revised disclosure regarding the status of your AI platform. Please revise to describe in detail the how your AI platform operates and the estimated costs of advertising the platform and integrating the reservation systems to your blockchain as well as any other costs associated with offering this product. For example, please identify the jurisdictions in which you plan to offer this product and whether you will need to obtain licenses or approvals to offer this product in those jurisdictions. In addition, please describe in detail the mechanics of how users can make hotel and restaurant reservations "directly from their wallet" and disclose how you intend to earn revenues from this product.
Risk Factors, page 4

16. We note your response to prior comments 17 and 19 and your revised disclosure on pages
       7 and 8. Please add separate risk factors that describe the risks to your business from the regulations and regulatory developments related to crypto assets, the crypto asset markets and artificial intelligence products in the jurisdictions in which you operate and intend to operate, identify the specific regulations and material pending regulations, and describe the material effects each such regulation and pending regulation may have on your business and business plans. In addition, please revise your "Blockchain Technology carries with is certain risks and compliance issues" risk factor on page 7 to expand your description of the "risks associated with blockchain[s] due to cyber criminals and fraud throughout the world" by providing specific examples of such risks. August 29, 2024
Page 5

We have a potential requirements to register as an investment company, page 7

17. Refer to your response to comment 2. Please provide to us an analysis of why you may be required to register as an investment company in the future, and revise to include a summary of the reasons in your risk factor on page 7.
Footnotes to Consolidated Financial Statements
Note 1 - Organization and Significant Accounting Policies, page 22

18. Your letter did not include a response to prior comment 21. We therefore reissue the comment:
       We acknowledge your response to our comment 26 from our letter dated June 11, 2024, and your revised disclosure under Note 1. You disclose that the preferred shares represent
       99.9% of the total votes available to be cast. Under Item 4 on page 12 you disclose that the preferred shares represent 49% of the voting power of the company. Please reconcile these statements to us, and explain to us how 49% of the total voting power represented by the preferred shares transferred control of the company in the merger.
Revenue Recognition Policy, page 23

19. Your letter did not include a response to prior comment 23. We therefore reissue the comment:
       We acknowledge your response to our comment 30 from our letter dated June 11, 2024, and your expanded MD&A disclosure on page 9. Please respond to the following:
           Tell us whether you intend to operate, maintain or otherwise participate in the digital exchange services you describe on page 2, and whether you anticipate a continuing revenue stream;
           If so, please tell us your expected accounting policy for recognizing this revenue; and
           Describe for us, and disclose, your revenue recognition policies for any other digital asset tokenization, trading, exchange, or digital wallet products you expect to introduce within the next year.

Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Notes to Consolidated Financial Statements, page 5

20. Please revise future filings to include accounting policies for all material items on the financial statements. Specifically, include accounting policies, and separate footnote disclosure as necessary, for Intangible Assets in your next periodic filing and in your
       Form 10-12G/A when updated to include financial information for the 3- and 6-months ended June 30, 2024.
Item 4. Controls and Procedures, page 11

21. We note you identified a significant deficiency in your internal controls in the period ended June 30, 2024. Please provide us more information surrounding this significant deficiency, including the nature of the significant deficiency, how you determined this significant deficiency did not result in a material weakness over internal controls, and the steps you have taken and put into place, to resolve the significant deficiency. Refer to
       Item 308 of Regulation S-K.
 August 29, 2024
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets